SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                              Maxxim Medical Inc.
                                (Name of Issuer)

                     Common Stock, Par Value $.001 per Share
                         (Title of Class of Securities)

                                    57777G105
                                 (CUSIP Number)


                               David S. Wise, Esq.
                             Sulzer Medica USA Inc.
                              4000 Technology Drive
                              Angleton, Texas 77515
                            Telephone: (409) 848-4000
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                 Communications)

                                  June 17, 1998
             (Date of Event Which Required Filing of this Statement)







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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

CUSIP No. 57777G105

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
              Sulzer Intermedics Inc. (then known as Intermedics Inc.)
         -----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of Group (See Instructions)

[  ]     (a)  __________________________________________________________________

[  ]     (b)  __________________________________________________________________

(3)      SEC Use Only  _________________________________________________________
         _______________________________________________________________________

(4)      Citizenship or Place of Organization Delaware
                                              ----------------------------------

         Number of      (5)    Sole Voting Power   0
         Shares         --------------------------------------------------------
         Beneficially   (6)    Shared Voting Power   0
         Owned by       --------------------------------------------------------
         Each           (7)    Sole Dispositive Power   0
         Reporting      --------------------------------------------------------
         Person         (8)    Shared Dispositive Power   0
         With           --------------------------------------------------------
         ------------

(9)      Aggregate Amount Beneficially Owned by Each Reporting Person 0
                                                                     -----------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

         _______________________________________________________________________
         _______________________________________________________________________

(11)     Percent of Class Represented by Amount in Row (11)
         0%
         -----------------------------------------------------------------------

(12)     Type of Reporting Person (See Instructions) CO
                                                     ---------------------------



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                                        2

Item 1.  Issuer.

         This Amendment No. 1 amends the Statement on Schedule 13G originally filed February 11, 1991 by Sulzer Intermedics Inc. (then known as
Intermedics Inc.), with respect to the shares of common stock, par value $.001 per share, of the Issuer listed below:

         (a)     Maxxim Medical Inc.
         (b)     10300 49th Street North,
                 Clearwater, Florida 33762

Item 2.  Person Filing.

         (a)     Name of Person Filing:  Sulzer Intermedics Inc.
         (b) Address of Principal Office: The principal offices of Sulzer Intermedics Inc. are located at 4000 Technology Drive, Angleton, Texas 77515
         (c)     Citizenship: Delaware
         (d)     Title of Class of Securities: Common Stock, $.001 per share
         (e)     CUSIP Number: 57777G105


Item 3.  This statement is filed pursuant to Rule 13d-1(c)

Item 4.  Ownership

         (a)     Amount Beneficially Owned: 0

         (b)     Percent of Class: 0%

         (c)     Number of shares as to which each person has:
                 (i)   Sole Voting Power: 0
                 (ii)  Shared Voting Power: 0
                 (iii) Sole Dispositive Power: 0
                 (iv)  Shared Dispositive Power: 0

Item 5.  Ownership of Five Percent or Less of a Class

         Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

         Not Applicable.

Item 8.  Identification and Classification of Members of the Group

         Not Applicable.

Item 9.  Notice of Dissolution of Group

         Not Applicable.

Item 10. Certification if Statement Filed Pursuant to Rule 13d-1(b)

         Not Applicable.



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                                        4


                                    SIGNATURE

         After reasonable inquiry to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 23, 1998

                                             By:   /s/  David S. Wise
                                                --------------------------------
                                                 Name:  David S. Wise
                                                 Title: Secretary